# Nasdaq Regulation

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications and Market Surveillance


February 9, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on February 8, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Lucy Scientific Discovery, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,